SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K/A
                                 Amendment No. 1




  X         Annual Report Pursuant to Section 15(d) of the Securities
_____       Exchange Act of 1934
            For the fiscal year ended December 31, 1999

                                       OR

_____       Transition Report Pursuant to Section 15(d) of the
            Securities Exchange Act of 1934



            A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


            B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                               123 N. Wacker Drive
                             Chicago, Illinois 60606

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 15th day of June, 2000.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                       /s/ JOHN A. RESCHKE
-------------------------------           --------------------------------
Thomas Stachura                           John A. Reschke




/s/ NANCY GROSS                           /s/ ROBERT S. Hurwitz
-------------------------------           --------------------------------
Nancy Gross                               Robert S. Hurwitz




/s/ ELIZABETH WHITTLE
-------------------------------
Elizabeth Whittle

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                AON SAVINGS PLAN

                     Years Ended December 31, 1999 and 1998

                       With Report of Independent Auditors

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                     Years ended December 31, 1999 and 1998


                                    CONTENTS




Report of Independent Auditors                                               1

Financial Statements

      Statement of Net Assets Available for Benefits
      at December 31, 1999                                                   2

      Statement of Net Assets Available for Benefits
      at December 31, 1998                                                   3

      Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 1999                                   4

      Statement of Changes in Net Assets Available for Benefits

      for the year ended December 31, 1998                                   5

Notes to Financial Statements                                                6

Supplemental Schedule:

      Schedule H, Line 4i - Schedule of Assets Held for Investment
      Purposes At End of Year                                               13

                         Report of Independent Auditors


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                ERNST & YOUNG LLP



June 9, 2000

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020


                                                   AON SAVINGS PLAN
                                  Statement of Net Assets Available for Benefits
                                                     December 31, 1999
                                                    (in thousands)
                                          --------------------------------------


                                                            ESOP
                                            SAVINGS       ALLOCATED
ASSETS:                                       PLAN         ACCOUNT        TOTAL
-------                                   -----------   -----------    ---------

Investments, at Fair Value:
     Aon Corporation Common Stock        $  368,186    $   221,192    $  589,378
     Investments held in Mutual Funds:
        Aon Money Market Fund               247,776              -       247,776
        Aon Government Securities Fund       41,530              -        41,530
        Aon Asset Allocation Fund           174,280              -       174,280
        IRT 500 Index Fund                  317,869              -       317,869
        Aon REIT Index Fund                  16,635              -        16,635
        IRT International Equity Fund        41,402              -        41,402
     Participant Loans                       17,017              -        17,017
                                          -----------   -----------    ---------

                                          1,224,695        221,192     1,445,887


Company Contribution Receivable              23,500         14,123        37,623

                                          -----------   -----------    ---------
TOTAL NET ASSETS AVAILABLE FOR BENEFITS $ 1,248,195    $   235,315   $ 1,483,510
                                          ===========   ===========    =========


     See notes to financial statements.

                                                               Employer Plan Identification # 36-3051915
                                                               Plan # 020


                                                             AON SAVINGS PLAN
                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                             DECEMBER 31, 1998
                                                               (IN THOUSANDS)
                                          ------------------------------------------------------


                                                                   ESOP                ESOP
                                               SAVINGS           ALLOCATED         UNALLOCATED
ASSETS:                                         PLAN              ACCOUNT            ACCOUNT             TOTAL
-------                                   ---------------    ----------------   ----------------   ---------------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities      $        92,425                                          $         92,425
     Common Stocks:
       Aon Corporation                            368,496    $       219,601                                588,097
     Investments held in Mutual Funds:
        Aon Money Market Fund                     133,933                  -                                133,933
        Aon Government Securities Fund             49,186                  -                                 49,186
        Aon Asset Allocation Fund                 164,318                  -                                164,318
        Aon S&P 500 Index Fund                    251,594                  -                                251,594
        Aon REIT Index Fund                        19,603                  -                                 19,603
        Aon International Equity Fund              27,014                  -                                 27,014
     Other Long-Term Investments                        5                  -                                      5
     Short-Term Investments                        23,705              2,324    $            677             26,706
     Participant Loans                             13,161                  -                   -             13,161
                                            ---------------    ----------------   ----------------   ---------------

                                                1,143,440            221,925                 677          1,366,042

     Unallocated Guaranteed Insurance Contracts
        at Contract Value                          11,455                  -                   -             11,455
                                            ---------------    ----------------   ----------------   ---------------

               Total Investments                1,154,895            221,925                 677          1,377,497


Receivables:
     Company Contribution                          21,476                  -              15,625             37,101
     Participant Contribution                       1,890                  -                   -              1,890
     Accrued Dividends and Income                   2,061                 12                   3              2,076
     Due from Broker                                   68                  -                   -                 68
     Fund Transfers                                     -             (1,825)              1,825                  -
                                            ---------------    ----------------   ----------------   ---------------

               Total Receivables                   25,495             (1,813)             17,453             41,135
                                            ---------------    ----------------   ----------------   ---------------

        TOTAL ASSETS                            1,180,390            220,112              18,130          1,418,632

LIABILITIES:
------------
     Accrued Administrative Expenses Payable          389                115                   2                506
     Accrued Interest Expense                           -                  -                  61                 61
     Notes Payable                                      -                  -              17,500             17,500
     Due to Broker                                    200                  -                   -                200

                                            ---------------    ----------------   ----------------   ---------------
        TOTAL LIABILITIES                             589                115              17,563             18,267
                                            ---------------    ----------------   ----------------   ---------------


                                            ------------------------------------------------------------------------
TOTAL NET ASSETS AVAILABLE FOR BENEFITS   $     1,179,801            219,997                 567          1,400,365
                                            ===============    ================   ================   ===============

     See notes to financial statements.

                                                                 Employer Plan Identification # 36-3051915
                                                                 Plan #  020


                                                           AON SAVINGS PLAN
                                        Statement of Changes in Net Assets Available for Benefits
                                                        Year Ended December 31, 1999
                                                            (in thousands)
                                        ------------------------------------------------------------------------



                                                                ESOP               ESOP
                                           SAVINGS           ALLOCATED          UNALLOCATED
                                             PLAN             ACCOUNT             ACCOUNT             TOTAL
                                        ---------------    ---------------     --------------     --------------

NET INVESTMENT INCOME
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts     $       3,432      $           65      $         210      $       3,707
   Net Realized and Unrealized Appreciation
   (Depreciation) in Fair Value of Investments 104,923             18,169                  -            123,092
   Aon Corporation Dividends                     7,920              4,680                  -             12,600
   Other Dividends                              18,434                  -                  -             18,434
   Interest Expense                                  -                  -               (670)              (670)
   Management and Administrative fees           (1,595)              (342)                (4)            (1,941)
                                        ---------------    ---------------     --------------     --------------

TOTAL NET INVESTMENT INCOME                    133,114             22,572               (464)           155,222

CONTRIBUTIONS
   Company                                      23,500             14,123                  -             37,623
   Participants                                 65,040                  -                  -             65,040
                                        ---------------    ---------------     --------------     --------------

TOTAL CONTRIBUTIONS                             88,540             14,123                  -            102,663

ALLOCATIONS

   ESOP Diversification                          1,015             (1,015)                 -                  -
                                        ---------------    ---------------     --------------     --------------

TOTAL ALLOCATIONS                                1,015             (1,015)                 -                  -

OTHER CHANGES

Benefit Payments                              (154,275)           (20,465)                 -           (174,740)
Interfund Transfers                                  -                103               (103)                 -

                                        ---------------    ---------------     --------------     --------------

TOTAL OTHER CHANGES                           (154,275)           (20,362)              (103)          (174,740)
                                        ---------------    ---------------     --------------     --------------

NET INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR BENEFITS                      68,394             15,318               (567)            83,145

NET ASSETS AVAILABLE FOR
     BENEFITS AT BEGINNING OF YEAR           1,179,801            219,997                567          1,400,365

                                        ---------------    ---------------     --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS
     AT END OF YEAR                     $    1,248,195     $      235,315      $           -      $   1,483,510
                                        ===============    ===============     ==============     ==============

    See notes to financial statements

                                                                        Employer Plan Identification # 36-3051915
                                                                        Plan #  020


                                                                 AON SAVINGS PLAN
                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                              YEAR ENDED DECEMBER 31, 1998
                                                                  (IN THOUSANDS)
                                              ------------------------------------------------------------------------



                                                                      ESOP               ESOP
                                                 SAVINGS           ALLOCATED          UNALLOCATED
                                                   PLAN             ACCOUNT             ACCOUNT             TOTAL
                                              ---------------    ---------------     --------------     --------------

NET INVESTMENT INCOME
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts           $        6,891     $          138      $         423      $       7,452
   Net Realized and Unrealized Appreciation
    (Depreciation) in Fair Value of Investments       33,694             21,204            (30,333)            24,565
   Aon Corporation Dividends                           7,479              3,767                807             12,053
   Other Dividends                                    19,860                  -                  -             19,860
   Interest Expense                                        -                  -             (2,384)            (2,384)
   Management and Administrative fees                 (1,244)              (371)               (17)            (1,632)
                                              ---------------    ---------------     --------------     --------------

TOTAL NET INVESTMENT INCOME                           66,680             24,738            (31,504)            59,914

CONTRIBUTIONS
   Company                                            21,476                  -             15,625             37,101
   Participants                                       58,388                  -                  -             58,388
                                              ---------------    ---------------     --------------     --------------

TOTAL CONTRIBUTIONS                                   79,864                  -             15,625             95,489

ALLOCATIONS

   Leveraged ESOP Allocation                               -              8,558             (8,558)                 -
   ESOP Diversification                                  235               (235)                 -                  -
                                              ---------------    ---------------     --------------     --------------

TOTAL ALLOCATIONS                                        235              8,323             (8,558)                 -

OTHER CHANGES

Benefit Payments                                    (106,738)           (15,714)                 -           (122,452)
Plan Mergers                                         269,345            202,650             25,004            496,999

                                              ---------------    ---------------     --------------     --------------

TOTAL OTHER CHANGES                                  162,607            186,936             25,004            374,547
                                              ---------------    ---------------     --------------     --------------

NET INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR BENEFITS                           309,386            219,997                567            529,950

NET ASSETS AVAILABLE FOR
     BENEFITS AT BEGINNING OF YEAR                   870,415                  -                  -            870,415

                                              ---------------    ---------------     --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS
     AT END OF YEAR                           $    1,179,801     $      219,997      $         567      $   1,400,365
                                              ===============    ===============     ==============     ==============

    See notes to financial statements

                                       Employer Plan Identification # 36-3051915
                                       Plan # 020



                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1999 and 1998

1.    DESCRIPTION OF PLAN

      GENERAL

      The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Effective  January  15,  1997,  Aon  Corporation  acquired  Alexander  and
      Alexander Services, Inc., the plan sponsor of the Thrift Plan for Employees of Alexander and Alexander Services, Inc. and Subsidiaries. On January 1, 1998, the Thrift Plan for Employees of Alexander and Alexander Services, Inc. and Subsidiaries was merged into the Plan.

      Also on January 1, 1998, the Aon Employees Stock Ownership Plan (ESOP) was merged into the Plan. The ESOP was a non-contributory, defined contribution plan covering all employees of the Company except for employees covered by a collective bargaining agreement. Features of the ESOP carried over to the Plan.

      Certain Plan assets are held by the Aon Funds, an affiliated, open-end management investment company. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs. The acquisition of the Company common stock for the ESOP was financed by loans obtained from various lenders.

      The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

      ELIGIBILITY AND PARTICIPATION

      Participation is limited to employees who have completed one year of service, attained the age of 21 and worked 1,000 or more hours in a calendar year or employees who were eligible under another plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

      CONTRIBUTIONS

      PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated Participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated Participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum Participant contribution was $10,000 in 1999 and 1998.

      COMPANY - The Company will contribute an amount equal to 100% of the first 3% of a Participant's compensation that a Participant chooses to contribute to the Plan. The Company will make a further contribution to the ESOP portion of the Plan equal to 75% of the next 3% of compensation that is contributed to the Plan. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

      Contributions to the ESOP portion of the Plan are automatically invested in common stock of the Company.

      ALLOCATION OF ESOP SHARES TO PARTICIPANTS

      The common stock of the Company allocated to Participants as a result of debt service paid by allocated share dividend monies is based on account balance. The common stock of the Company allocated to Participants as a result of debt service paid by Participants' cash balances is based on cash balance. The common stock of the Company allocated to Participants as a result of all other debt service is based on eligible compensation. A Participant's eligible compensation is limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participants' eligible compensation was $160,000 for 1999 and 1998.

      INVESTMENT OPTIONS

      Contributions to the Plan, other than for the ESOP portion, may be invested in any of the seven investment alternatives offered by the Plan in any whole percentages.

      PARTICIPANT ACCOUNTS

      Each Participant's account is credited with the Participant's contribution and a) an allocation of the Company's contributions, b) an allocation of Plan earnings, and c) an allocation of Forfeitures of terminated Participants' non-vested accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

      VESTING

      For the ESOP portion of the Plan, a Participant vests in 20% increments and becomes 100% vested after completion of five years of Plan Service. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $815,000 and $1,954,000 of the Company's common stock in 1999 and 1998, respectively.

      For the non-ESOP portion of the Plan, Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $456,000 and $821,000 for 1999 and 1998, respectively.

      BENEFIT PAYMENTS

      For the ESOP portion of the Plan, a Participant's entire account shall be paid to him or his beneficiary in a lump sum upon his normal retirement, permanent disability or death. The Participant may elect payment in the form of shares or cash.

      For the non-ESOP portion, on termination of service, a Participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

      PARTICIPANT LOANS

      Under the loan provision of the Plan, each Participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a Participant may not exceed the lesser of $50,000 or 50% of the vested portion of the Participant's account excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans which have a fixed repayment period of ten years.


2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles.

      INVESTMENT VALUATION

      Investments, except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any withdrawals and administrative expenses. Participant loans are valued at cost which approximates fair value.

      Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

      ADMINISTRATIVE EXPENSES

      Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 1999 and 1998. Administrative expenses include $595,000 and $1,444,000 in 1999 and 1998, respectively, paid to subsidiaries of the Company.

      RECLASSIFICATIONS

      Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    ALLOCATION OF ESOP SHARES TO PARTICIPANTS

      Prior to the 1999 final payoff of the Notes Payable (note 5), all ESOP shares were held by the Plan in a suspense account and were allocated to the Participants on an annual basis as interest and principal payments were made. The common stock allocated each year equaled the number of unallocated shares immediately before such allocation multiplied by the ratio of interest and principal paid on the notes during the current Plan year to the sum of the current year payments plus principal and interest to be paid in future years. There were no shares allocated to Participant accounts in 1999 and 733,941 shares allocated to Participant accounts in 1998.

      Because the allocation to Participants is based on estimates, the ultimate allocation may vary from the estimate. The variances, which were not material, were adjusted in the following year.

4.    INVESTMENTS

      For 1998, The Northern Trust Company was custodian of the Plan assets and Trustee for the Aon Common Stock Fund. For the remaining funds, members of the Company's management were the trustees. For 1999, Institutional Trust Company (ITC) is custodian of the Plan assets and Trustee for all Plan assets except the ESOP shares. For the ESOP shares, members of the Company's management are the trustees. The Trustees are named fiduciaries under ERISA. As used herein, Trustee refers to The Northern Trust Company, the Institutional Trust Company and Company's management individually and collectively.

      During 1999 and 1998 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):
                                                         December 31
                                                1999                   1998
                            ---------------------------------------------------


                                         Net Realized           Net Realized
                                       and Unrealized         and Unrealized
                                         Appreciation           Appreciation
                                       (Depreciation)         (Depreciation)
                                        in Fair Value          in Fair Value
                                       of Investments         of Investments
                                    Fair       During      Fair       During
                                    Value    the Year      Value    the Year
                            ---------------------------------------------------
Investments, at fair value:
 United States Government And
   Agency Issues               $         - $      438 $    92,425 $      927
   Other Investments                     -          -           5          -
  Common Stock:
   Aon Corporation                 589,378     47,564     588,097    (30,126)
  Investments in Mutual Funds:
   Aon Money Market Fund           247,776          -     133,933          -
   Aon Government Securities Fund   41,530    (5,637)      49,186      1,971
   Aon Asset Allocation Fund       174,280     19,266     164,318      3,453
   Aon S&P 500 Index Fund                -     23,268     251,594     51,162
   Aon REIT Index Fund              16,635    (2,625)      19,603    (5,855)
   Aon International Equity Fund         -      2,358      27,014      3,035
   IRT 500 Index Fund              317,869     31,775           -          -
   IRT International Equity         41,402      6,685           -          -
Fund
 Unallocated Guaranteed Insurance
   Contracts, at contract value:
   Combined Ins. Co. of America          -          -       5,438          -
   Protective Life Insurance Co.         -          -       5,406          -
   Travelers Insurance Company           -          -         611          -
  Short-Term Investment Funds            -          -      26,706        (2)
                               ----------------------------------------------
  Total                        $ 1,428,870 $ 123,092  $  1,364,33 $   24,565
                               ----------------------------------------------

      The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows (in thousands):
                                                              December 31

                                                      1999               1998
                                                      ----               ----
      Aon Corporation, Common Stock           $ 589,378*             $ 588,097*
      Investments held in Mutual Funds:
        Aon Money Market Fund                   247,776                133,933
        Aon Asset Allocation Fund               174,280                164,318
        Aon S&P 500 Index Fund                        -                251,594
        IRT 500 Index Fund                      317,869                      -

      *Includes $221,192 and $219,601 of nonparticipant directed investments in 1999 and 1998, respectively.

5.         NOTES PAYABLE

      The Plan originally borrowed $90,000,000 from various financial institutions to purchase 5,383,326 shares of the Company's common stock. The notes were unconditionally guaranteed by the Company. During 1999 and 1998, the interest rate on the notes was 8.35%. The notes were segregated into two series, Series A and Series B. During 1999 and 1998, interest paid was approximately $670,000 and $2,384,000, respectively.

      The Series A note allowed the Plan to borrow up to $43,900,000. Final payment was made on June 15, 1996.

      The Series B note allowed the Plan to borrow up to $46,100,000. Principal payments are scheduled to be repaid annually beginning September 15, 1997. Interest is paid semi-annually. The final principal payment of $17,500,000 was paid on June 15, 1999.

6.          Income Tax Status

      The IRS ruled on April 10, 1995 that the Plan qualified under Section 401(a) and (k) of the IRC and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is qualified under the relevant sections of the Code and is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                   Employer Identification # 36-3051915
                                                                   Plan #  020
                                   AON SAVINGS PLAN
    Schedule H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                  December 31, 1999

                                 Number of Shares
                                 ----------------                             Current Value
Identity of Issuer                Principal Amount                             (thousands)
-------------------------------------------------------------------------------------------
Aon COMMON STOCK
----------------
COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*            9,204,641                      $           368,186
                                                                         ==================


MONEY MARKET FUND
-----------------
MUTUAL FUND

     Investments held in the Aon
     Money Market Fund*                47,775,788                      $           247,776
                                                                         ==================


GOVERNMENT SECURITIES FUND
--------------------------
MUTUAL FUND

     Investments held in the Aon
     Government Securities Fund*        4,348,755                      $            41,530
                                                                         ==================


TOTAL RETURN FUND
-----------------
MUTUAL FUND

     Investments held in the Aon
     Asset Allocation Fund*            10,454,733                      $           174,280
                                                                         ==================


COMMON STOCK INDEX FUND
-----------------------
MUTUAL FUND

     Investments held in the IRT
      500 Index Fund                    9,113,233                      $           317,869
                                                                         ==================


REAL ESTATE SECURITIES FUND
---------------------------
MUTUAL FUND

     Investments held in the Aon
     REIT Index Fund*                   1,822,052                      $            16,635
                                                                         ==================

INTERNATIONAL EQUITY FUND
-------------------------
MUTUAL FUND

     Investments held in the IRT
     International Equity Fund          1,780,739                      $            41,402
                                                                         ==================

                                     - 13 -

                                                                   Employer Identification # 36-3051915
                                                                   Plan #  020
                                   AON SAVINGS PLAN
    Schedule H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                  December 31, 1999
                                      (continued)

                                 Number of Shares
                                 ----------------           Cost              Current Value
Identity of Issuer                Principal Amount      (thousands)            (thousands)
-------------------------------------------------------------------------------------------

ESOP ALLOCATED  FUND
--------------------
COMMON STOCK

     Aon Corporation
     Common Stock, 1.00 par*            5,529,793     $     65,532     $           221,192
                                                        ===========      ==================



     Participant Loans (7%-11%)                 -                -                  17,017


                                                                       $         1,445,887
                                                                         ==================

*     Party in interest transaction not prohibited by ERISA.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 9, 2000, with respect to the financial statements and schedules of the Aon Savings Plan included in this annual report (Form 11-K) for the year ended December 31, 1999.



                                                ERNST & YOUNG LLP




Chicago, Illinois
June 9, 2000

June 15, 2000





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

      Re:   Report on Form 11-K for the Aon Savings Plan
            Registrant:  Aon Corporation
            Commission File No.:  1-7933


Gentlemen and Ladies:

      Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

      Pursuant to Securities Act Release No. 33-7331, no filing fee is being paid herewith as it was eliminated effective October 7, 1996.

      Please contact the undersigned at 312/701-3835 if you have any questions.

Very truly yours,


/S/ JEROME S. HANNER

Jerome S. Hanner
Senior Counsel

JSH/ks Enclosures